UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

c/o Gowling WLG (Canada) LLP

100 King St. W, Suite 1600

Toronto, ON M5X 1G5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F          ☐   Form 40-F

This Report on Form 6-K of Akanda Corp. (the “Company”) (1) includes a Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the six months ended June 30, 2025 and 2024 and (2) attaches as Exhibit 99.1 the unaudited interim condensed consolidated financial statements and related notes of the Company as of and for the six months ended June 30, 2025.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Report on Form 6-K, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “might”, “will”, “should”, “believe”, “expect”, “could”, “would”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this Report on Form 6-K under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our other filings with the Securities and Exchange Commission from time to time, including under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements, including among other things:

●	our limited operating history;

●	the successful integration of First Towers & Fiber Corp. into our business, and growth of that business;

●	unpredictable events and associated business disruptions;

●	changes in cannabis laws, regulations and guidelines;

●	decrease in demand for cannabis and cannabis-derived products;

●	exposure to product liability claims and actions;

●	damage to our reputation due to negative publicity;

●	risks associated with product recalls;

●	the viability of our product offerings;

●	our ability to attract and retain skilled personnel;

●	maintenance of effective quality control systems;

●	regulatory compliance risks;

●	risks inherent in an agricultural business and in the other businesses in which we operate;

●	increased competition in the markets in which we operate and intend to operate;

●	risks associated with expansion into new jurisdictions;

●	our ability to obtain and maintain adequate insurance coverage;

●	our ability to identify and integrate strategic acquisitions, investments and partnerships and to manage our growth;

●	our ability to raise capital and the availability of future financing;

●	global economy risks;

●	our ability to maintain the listing of our securities on The Nasdaq Capital Market; and

●	other risks and uncertainties, including those listed under the caption “Risk Factors” in our reports and filings we make with the SEC from time to time.

These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this Report on Form 6-K or other filings of the Company.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this Report on Form 6-K. The forward-looking statements contained in this Report on Form 6-K are not guarantees of future performance, and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this Report on Form 6-K, they may not be predictive of results or developments in future periods.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Any forward-looking statement that we make in this Report on Form 6-K speaks only as of the date of this Report on Form 6-K. Except as required by applicable law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this Report on Form 6-K, whether as a result of new information, future events or otherwise, after the date of this Report on Form 6-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. This discussion and analysis should be read together with our unaudited interim condensed consolidated financial statements and related notes as of June 30, 2025 included elsewhere in or attached as an exhibit to this Report on Form 6-K, and the audited consolidated financial statements and related notes as of December 31, 2024 of our company and our predecessor companies included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the Annual Report on Form 20-F.

OVERVIEW

Our fiscal year begins on January 1 and ends on December 31. Unless otherwise noted, references to year pertain to our fiscal year. For example, 2024 refers to fiscal 2024 which is the period from January 1, 2024 and to December 31, 2024.

Our Unaudited Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2025 and 2024 for Akanda Corp. as a group (the “Akanda Group”), have been prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in millions of US dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

We have derived the consolidated statements of operations data for Akanda Group for the six months ended June 30, 2025 and 2024, respectively, and the consolidated financial position information as at June 30, 2025 and 2024, respectively, were derived from Akanda Group’s Unaudited Condensed Interim Consolidated Financial Statements to be published as Exhibit 99.1 of Form 6-K.

Akanda was incorporated in the Province of Ontario, Canada on July 16, 2021 in connection with the plan of Halo to reorganize its medical cannabis market focused international business assets. On November 3, 2021, Akanda acquired Cannahealth, which owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which, in turn, owned all the issued and outstanding equity interests of Bophelo. As a result of such acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. On April 29, 2022, Akanda Group, through its wholly owned subsidiary, Cannahealth, acquired Holigen, which owned all the issued and outstanding equity interests of RPK Biopharma, Unipessoal, LDA, a company incorporated under the laws of Portugal (“RPK”). As a result of the acquisition, RPK became our indirect wholly-owned subsidiary. We have consolidated all our then-subsidiary companies, Cannahealth in Malta, Bophelo in the UK, Canmart in the UK, Holigen in Portugal, and 1371011 B.C. Ltd in Canada, in the Akanda Group Audited Financial Statements and financial information presented on June 30, 2025.

As a result of Bophelo’s liquidation, during the year ended December 31, 2022, Bophelo ceased operations and we derecognized its assets and have since determined that it is no longer a significant subsidiary. We will continue to report about Bophelo, until such time as our inquiry into the liquidation confirms that the process is complete. In March 2024, Akanda Group sold RPK.

On March 5, 2025, as amended on March 31, 2025 and August 19, 2025, Akanda Group entered into a Share Exchange Agreement (as so amended, the “SEA”) with First Towers & Fiber Corp. (“First Towers”), pursuant to which (a) all of the common shares of First Towers shall be exchanged for newly authorized Class A Special Shares and Class B Special Shares and cash payable over time as evidenced by a promissory note, and the restructuring and assumption of certain indebtedness of First Towers (the “Business Combination”). On August 21, 2025, Akanda Group closed the Business Combination. See “Business Combination.”

On August 26, 2025, Akanda Group implemented a 1-for-3.125 Reverse Stock Split on its common shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded to the nearest whole number. All share and per share data in this management’s discussion and analysis and the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2025 and 2024 have been retroactively restated to reflect the effect of the Reverse Stock Split.

RESULTS OF OPERATIONS

The discussion below summarizes Akanda Group’s consolidated historical operation results.

On March 24, 2024, Akanda Group completed the transaction with Somai Pharmaceuticals Ltd. for the sale of RPK. As a result, Akanda Group accounted for the operating results of RPK, which was a net loss of $827,620 as a discontinued operation during the year ended December 31, 2024 and has reclassified the operating results of RPK as a discontinued operation for the year ended December 31, 2023.

During the six months ended June 30, 2025, Akanda Group evaluated the current state of Canmart and has determined to discontinue and cease it UK operation. As a result, Akanda Group accounted for the operating results of Canmart, which was a net loss of $26,013, as a discontinued operations during the six months ended June 30, 2025 and has reclassified the operating results of Canmart as a discontinued operation for the six months ended June 30, 2024.

Six Months Ended June 30, 2025 Compared to the Six Months Ended June 30, 2024.

The following table sets forth key components of Akanda Group’s results of operations for the six months ended June 30, 2025 compared to the six months ended June 30, 2024.

	Six months ended June 30,
	2025	2024
Operating expenses
Depreciation and amortization	$84,788	$102,051
Consulting and professional fees	863,287	1,510,663
Personnel expenses	226,822	209,106
General and administrative expenses	315,859	337,948
Total operating expenses	1,490,756	2,159,768

Operating loss	(1,490,756)	(2,159,768)

Other income (expenses):
Finance income	38,116	—
Finance expense	(17,749)	(62,192)
Foreign exchange gain (loss), net	44,521	(132,441)
Gain (loss) on debt settlement	21,575	(232,375)
Other income	—	75,093
Loss on sale of subsidiary	—	(165,625)
Write-off of holdback payable	—	400,000
	86,463	(117,540)

Net loss from continuing operations	(1,404,293)	(2,277,308)
Loss from discontinued operations	589,292	(405,582)
Net loss	$(815,001)	$(2,682,890)
Translation adjustment	122,144	136,130
Comprehensive loss	$(692,857)	$(2,546,760)

Loss per share from continuing operations - basic and diluted	$(2.02)	$(15.07)
Loss per share - basic and diluted	$(1.17)	$(17.76)
Weighted average Common Shares outstanding	693,889	151,067

Revenue

Akanda Group’s revenue came from Canmart in UK. Canmart sells a variety of different CBPM product types, including cannabis oil and cannabis flower for medical use. In May 2025, Akanda Group commenced the dissolution of Canmart and ceased all operations in the UK. As a result, all operating results of Canmart has been reclassified as a discontinued operations and thus no revenues were recognized during the six months ended June 30, 2025 and 2024.

Cost of Sales

Akanda Group’s cost of sales is directly related to the associated cost of CBPMs imported by Canmart and supplied to its patients. As a result of Canmart’s dissolution, no cost of sales were recognized during the six months ended June 30, 2025 and 2024.

Amortization and Depreciation

Amortization and depreciation expenses decreased from $102,051 for 2024 to $84,788 for the six months ended June 30, 2025. The decrease in the amortization and depreciation expenses recorded during the six months ended June 30, 2025 was mainly due to the new office lease having lower monthly lease payments as compared to the previous lease resulting for lower monthly depreciation of ROU assets.

Consulting and Professional Fees

The consulting and professional fees incurred decreased from $1,510,663 in 2024 to $863,287 for the six months ended June 30, 2025. This decrease in consulting and professional fees resulted from the decreased corporate activity including the completion of one private financing during the six months ended June 30, 2025 as compared to higher activities in the same period of the previous year, mainly on the engagement of various professional advisors and consultants in relation to Akanda Group’s plans for completion of assets acquisition and disposal of RPK and completion of several public offerings and listings.

Personnel Expenses

The Akanda Group incurred personnel expenses of $226,822 for the six months ended June 30, 2025 compared to $209,106 for the six months ended June 30, 2024. The increase in personnel expenses was due to the changes in management and key personnel during the current period resulting in higher fees paid or accrued to the current management team of Akanda and its subsidiaries in the current period.

General and Administration Expenses

The Akanda Group incurred general and administration expenses of $315,859 and $337,948 for the six months ended June 30, 2025 and 2024, respectively. These costs consisted mainly of a broad range of site related operational expenses such as utilities, fuel costs, import duties, security expenses, repairs and maintenance and consumables and office related operational expenses for its day to day business activities. During the six months ended June 30, 2025, these costs decreased compared to the same period in the prior year mainly due to decreased marketing and promotional activities of Akanda Group and lower financings completed in the current period.

Interest Expense

The Akanda Group incurred interest expense of $17,749 for the six months ended June 30, 2025 compared to interest expense of $62,192 for 2024. The significant decrease in the interest expense was primarily due to the full settlement of several interest-bearing loans during the current period which resulted to lower interest expenses paid and accrued during the current period as compared to the same period in the prior year.

Foreign Currency Translation

The foreign exchange gain (loss) is recognized on the translation of the consolidated financial statements from their functional currencies to United States Dollar. The Euro is the functional currency of Cannahealth and Holigen, Great British Pounds is the functional currency of Canmart and Canadian dollars is the functional currency of Akanda and 1371011 B.C. Ltd., while the United States Dollar is its reporting currency. The exchange gains and losses have not been incurred on any transactions or balances held by these companies in a different currency.

Net Loss and Total Comprehensive Loss

For the six months ended June 30, 2025 and 2024, respectively, the Akanda Group incurred a net loss of $815,001, and $2,682,890, respectively, and a comprehensive loss of $692,857 and $2,546,760, respectively, which consisted primarily of depreciation and amortization of $84,788 and $102,051, respectively, consulting and professional fee expenses of $863,287 and $1,510,663, respectively, personnel expenses of $226,822, and $209,106, respectively, general and administrative expenses of $315,859 and $337,948, respectively, and gain from discontinued operations of $589,292 and loss of $405,582, respectively. The significant decrease in loss for the six months ended June 30, 2025 as compared to the same period in the previous year was mainly due to the lower operating results of Akanda incurred during the six months ended June 30, 2025.

Off-Balance Sheet Arrangements

Akanda did not have, during the reporting period, and we do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The Akanda Group’s principal liquidity requirements are for corporate operating expenses, working capital and capital expenditures. Historically, we have funded our liquidity requirements primarily through shareholder loans, loans from third parties and from the issuance of shares. We did not have, during the reporting period, and we do not currently have any contractual obligations for ongoing capital expenditures.

The following table summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2025:

	Six Months Ended June 30, 2025
	2025	Change	2024
Cash provided by (used in) operating activities	$(375,604)	$2,216,376	$(2,591,980)
Cash provided by (used in) investing activities	$173	$(103,877)	$104,050
Cash provided by (used in) financing activities	$(522,406)	$(9,160,532)	$8,638,126

Cash Flows from Operating Activities

For the six months ended June 30, 2025, Akanda Group’s cash flow from operating activities decreased by $2,216,376, which was mainly attributable to corporate expenses, gain on debt settlement recognized, and no RSUs granted and exercised during the current period as well as changes in working capital relating to decrease in accounts receivable, decrease in prepayments, decrease in trade and other payables and increase in due to related parties.

Cash Flows from Investing Activities

Cash provided by investing activities was $173 for the six months ended June 30, 2025, which was mainly attributable to loan repayment, offset by cash surrendered on loss of control of Canmart. The cash provided by investing activities during the six months ended June 30, 2024 were attributable to cash proceeds from the sale of RPK, offset by existing RPK cash surrendered upon disposal, purchase of property, plant and equipment and loan receivable.

Cash Flows from Financing Activities

Cash used in financing activities was $522,406 for the six months ended June 30, 2025, which was mainly attributable to repayment of loans to related parties and third parties and advances to First Towers, partially offset by proceeds from a private offering, as discussed below. Cash provided by financing activities during the six months ended June 30, 2024 was attributable to proceeds from public offerings and short term loans, as discussed below, partially offset by repayment of loans and lease payments.

Share Capital and Financing

During the six months ended June 30, 2025, Akanda Group completed the following financing:

(i)	On March 26, 2025, pursuant to a series of subscription agreement entered with investors on March 21 and 24, 2025, Akanda Group completed its private offering with the issuance of 73,143 common shares at a subscription price of $4.38 per share for gross proceeds of $320,000.

During the six months ended June 30, 2024, Akanda Group completed the following financings:

(i)	On February 2, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on February 1, 2024, Akanda Group closed its registered direct offering with the issuance of 1,123 common shares at a purchase price of $101.50 per share and prefunded warrants to purchase 5,852 common shares at a price of $101.475 per share for gross proceeds of $708,000. The prefunded warrants were immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 5,852 common shares pursuant the exercise of above prefunded warrants.

(ii)	On March 4, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 1, 2024, Akanda Group closed its registered direct offering with the issuance of 1,471 common shares at a purchase price of $51.36 per share and prefunded warrants to purchase 1,448 common shares at a price of $51.335 per share for gross proceeds of $150,000. The prefunded warrants were immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 1,448 common shares pursuant the exercise of above prefunded warrants.

(iii)	On March 5, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 4, 2024, Akanda Group closed its registered direct offering with the issuance of 1,471 common shares at a purchase price of $42.18 per share and prefunded warrants to purchase 1,492 common shares at a price of $42.155 per share for gross proceeds of $125,000. The prefunded warrants were immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 1,492 common shares pursuant the exercise of above prefunded warrants.

(iv)	On March 27, 2024, pursuant to an underwriting agreement entered with Univest Securities, LLC (“Univest”) as the underwriter on March 25, 2024, Akanda Group closed its underwritten public offering with the issuance of 12,350 common shares at a purchase price of $30.425 per share and prefunded warrants to purchase 199,489 common shares at a price of $30.40 per share for gross proceeds of $5,000,000. The prefunded warrants are immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 199,489 common shares pursuant the exercise of above prefunded warrants.

(v)	On May 17, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on the same day, Akanda Group closed its 1st tranche of registered direct offering with the issuance of 9,965 common shares at a purchase price of $25.775 per share and prefunded warrants to purchase 87,028 common shares at a price of $25.75 per share for gross proceeds of $2,500,000. The prefunded warrants are immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 87,028 common shares pursuant the exercise of above prefunded warrants.

(vi)	On May 20, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on May 17, 2024, Akanda Group closed its 2nd tranche of registered direct offering with the issuance of 9,965 common shares at a purchase price of $25.775 per share, and prefunded warrants to purchase 48,230 common shares at a price of $25.75 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.025 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the six months ended June 30, 2024, Akanda Group issued 48,230 common shares pursuant the exercise of above prefunded warrants.

Short Term Loan

During the six months ended June 30, 2024, Akanda Group received loans of $110,257 for its capital as well as working capital needs, of which $44,975 was advances from related parties. No new loans were received during the six months ended June 30, 2025.

Advances to First Towers

Pursuant to the Bridge Loan Agreement entered in November 2024 with First Towers (the “Bridge Loan Agreement”), Akanda Group agreed to advance to First Towers a $350,000 loan, repayable on demand and with an interest rate equal to the prime rate plus 2%. Upon signing of the SEA on March 5, 2025, Akanda agreed to advance to First Towers a loan in the principal amount of up to $1,000,000 on the same terms as the Bridge Loan Agreement. As of June 30, 2025, Akanda Group lent out an aggregate amount of $423,000 to First Towers, which was consolidated into Akanda’s financial statements after the closing of the Business Combination subsequent to June 30, 2025.

Disclosure of Contractual Arrangements

On June 30, 2025, Akanda Group was committed to minimum lease payments as follows:

	Less than One Year	1 - 5 Years	Over 5 Years
Contractual Obligation
Office lease	$72,000	$144,000	$—

The amounts above are undiscounted and include the total amounts due, including the interest component, that has been reclassified to accounts payable.

BUSINESS COMBINATION

On March 5, 2025, as amended on March 31, 2025 and August 19, 2025, Akanda Group entered into the SEA with First Towers, a corporation existing under the laws of the Province of British Columbia, and the common shareholders of First Towers. First Towers was a private company that develops, constructs and owns telecommunications infrastructure in Mexico.

Pursuant to the SEA, the parties agreed to enter into a business combination transaction, pursuant to which, among other things, (a) all of the common shares of First Towers shall be exchanged for newly authorized Class A Special Shares and Class B Special Shares, or cash payable over time as evidenced by a promissory note, and (b) First Towers shall be continuing as a wholly owned subsidiary of Akanda.

Within three business days of the original execution date of the SEA, Akanda agreed to advance to First Towers up to $1,000,000 loan on the same terms as Akanda’s November 21, 2024 Bridge Loan Agreement with First Towers, pursuant to which Akanda loaned to First Towers $350,000.

Subsequent to the six months ended June 30, 2025, Akanda Group closed the Business Combination, as described further below.

SUBSEQUENT EVENTS

i.	Share consolidation:

On August 26, 2025, Akanda Group implemented a 1-for-3.125 Reverse Stock Split on its common shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded to the nearest whole number. All share and per share data in these consolidated financial statements have been retroactively restated to reflect the effect of the reverse stock split.

ii.	First Towers Closing:

On August 22, 2025, Akanda Group consummated the Business Combination pursuant to the SEA, with First Towers, pursuant to which all of the common shares of First Towers have been acquired by Akanda Group and in exchange, Akanda Group will issue Class A Special Shares and Class B Special Shares and cash payable over time and evidenced by a promissory note.

As a result of the closing, which was effective on August 21, 2025 but dated as of August 19, 2025, First Towers became a wholly owned subsidiary of Akanda.

Akanda did not issue any of its common shares as of the closing, as originally contemplated by the Share Exchange Agreement. On August 29, 2025, Akanda Group held a Special Meeting of Shareholders and approved the creation of new classes of securities, including Class A Special Shares convertible into Company common shares on a one for one basis, Class B Special Shares convertible into Company common shares on a one for one basis, and “blank check” preferred shares. After the Special Meeting and the approval of the new classes of securities, Akanda issued 144,930 Class A Special Shares in accordance with the terms of the SEA. Akanda intends to hold a second special meeting of shareholders to seek approval for the issuance of an aggregate of 4,775,972 Class B Special Shares , issuable to the former First Towers shareholders pursuant to the terms of the SEA (the “Second Shareholder Meeting”).

iii.	Assumption of First Towers Indebtedness:

In connection with the Business Combination and the closing, Akanda Group entered into a Debt Settlement Agreement and a Convertible Promissory Note with each of PGC Finco Inc. (“PGC”) and Dunstan Holdings Ltd. (“Dunstan”).

Pursuant to the PGC Settlement Agreement, in satisfaction of all indebtedness of First Towers to PGC through the closing, Akanda Group assumed indebtedness of First Towers in the aggregate principal amount of $4,153,078 which is evidenced by a convertible promissory note (the “PGC Note”), and Akanda Group agreed to pay to PGC a cash payment of $500,000 and issue to PGC, upon shareholder approval therefor, 557,162 (post-reverse stock split) Class B Special Shares.

Pursuant to the Dunstan Settlement Agreement, in satisfaction of all indebtedness of First Towers to Dunstan through the closing, Akanda Group assumed indebtedness of First Towers in the aggregate principal amount of $756,917.28 which is evidenced by a convertible promissory note (the “Dunstan Note”), and Akanda Group agreed to issue to Dunstan, upon shareholder approval therefor, 175,222 (post-reverse stock split) Class B Special Shares.

Each of the PGC Note and the Dunstan Note (collectively, the “Notes”) has a maturity date of August 19, 2031, has an interest rate of 8-1/2% per annum payable semiannually in arrears, and are secured by all of the assets of Akanda Group. Each Note may be converted from time to time by either the Company or the holder of the Note, into common shares of the Company, subject to first obtaining approval from the shareholders of the Company at the Second Shareholder Meeting. The conversion price shall be a price per share equal to the greater of (a) $0.2720 and (b) a ten percent discount to the seven trading day VWAP immediately prior to receipt of the conversion notice.

iv.	Consideration Note:

In connection with the Business Combination and the closing, the Company entered into a promissory note with a shareholder of First Towers (the “Consideration Note”), in lieu of Akanda issuing Class A Special Shares and Class B Special Shares as consideration to such shareholder. The Consideration Note is in the principal amount of $14,133,966. It has a maturity date of August 19, 2027 and has an interest rate of 16% per annum payable quarterly. In addition, the Company paid to the holder of the Consideration Note a commitment fee of $424,018.98.

The Consideration Note is secured by all of the assets of Akanda Group pursuant to a General Security Agreement dated as of August 19, 2025, but such security interest has been subordinated to the Notes and the security interest held by PGC and Dunstan.

v.	Convertible Note Transaction:

On September 12, 2025, the Company entered into a Securities Purchase Agreement dated September 11, 2025 (the “Purchase Agreement”) with the Selling Stockholders, to issue and sell to each of the Selling Stockholders a convertible promissory note (each, individually, a “September Note” and collectively, the “September Notes”), for aggregate gross proceeds to the Company of $12,000,000, before deducting fees to the Placement Agent (as defined below) and other expenses payable by the Company in connection with the offering (the “September Offering”). The closing of the September Offering occurred on September 12, 2025.

The Company intends to use the net proceeds from the sale of the September Notes for (i) marketing purposes of up to $3.5 million, (ii) for the renewal and continued development of the Company’s Gabriola, B.C. site, (iii) working capital and general corporate purposes of up $3 million and (iv) up to $7 million to be used for the repayment of certain indebtedness. Subsequent to the closing of the September Offering, the Company entered into a Consulting Agreement with IR Agency LLC (the “IR Consulting Agreement”), for IR Agency to provide six months of marketing and advertising services to the Company for a fee of $3.5 million, payable in advance. A copy of the IR Consulting Agreement is attached to this Report on Form 6-K as Exhibit 10.1 and is incorporated herein by reference.

Univest Securities, LLC (the “Placement Agent”) acted as placement agent for the September Offering.

The maturity date of each September Note is the 12-month anniversary of the issuance date of such September Note, and is the date upon which the principal amount, as well as any other fees, shall be due and payable. The September Notes bear interest at a rate of 10% per annum.

Each Selling Stockholder has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest if any (including any costs, fees and charges) into the Company’s common shares at a conversion price (the “Conversion Price”) equal to the lower of (i) $2.88 per share (the “Initial Conversion Price”), (ii) 85% of the VWAP (as defined in the September Notes) of the common shares during the five consecutive Trading Day (as defined in the September Notes) period ending and including the Trading Day immediately preceding the delivery of the Conversion Notice (as defined in the September Notes); or (iii) 85% of the Closing Sale Price (as defined in the September Notes) on the Trading Day prior to the Conversion Notice being submitted; provided, however, that in no event shall the Conversion Price equal a price per share that is less than $0.678.

In addition, the Company entered into an engagement letter with the Placement Agent dated August 11, 2025, pursuant to which the Placement Agent agreed to serve as the placement agent for the issuance and sale of securities of the Company. As compensation for such placement agent services, the Company has agreed to pay the Placement Agent an aggregate cash fee equal to 2.5% of the gross proceeds received by the Company from the Offering, plus $50,000 for its fees and expenses. Accordingly, the Company paid the Placement Agent $300,000 in cash fees in relation to the September Offering.

vi.	Amendment to Option Agreement with 1107385 B.C. Ltd:

On September 24, 2025, the Company entered an Amendment No. 1 to Amended and Restated Option to Purchase (the “Amendment”) with 1107385 B.C. LTD (the “Owner”). The Amendment extended the option term contained in the Agreement to September 25, 2027. In exchange for such extension, the Company shall pay to the Owner a total of $250,000, of which $150,000 was paid at signing and $100,000 shall be paid on the 12-month anniversary of the Amendment. Additionally, the Company agreed (a) to register certain common shares of the Company owned by the Owner and (b) to pay to the Owner a specified “Value” (as defined as a U.S. dollar amount calculated as follows: (i) the product of the number of such common shares owned by the Owner, multiplied by the closing price of the common Shares on the Nasdaq Capital Market on the date of registration, and (ii) subtracting the result of subsection (i) from US $600,000) in cash from the proceeds of the Company’s next capital raising transaction.

Exhibit No.	Description
10.1	Consulting Agreement with IR Agency LLC
99.1	Interim Condensed Consolidated Financial Statements as of June 30, 2025
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: September 30, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director